

April 21, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: **Form 1 Amendment**

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 10:00 a.m. on 04/21/26

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 04/21/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: __Cboe BZX Exchange, Inc.__

2. Provide the applicant's primary street address (Do not use a P.O. Box):
__433 W Van Buren Steet__
__Chicago, Illinois 60607__

26000193

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
__(312) 786-5600__   __(312)-786-7138__
          (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
__Laura Dickman__   __Associate General Counsel__   __Cboe BZX Exchange, Inc.__   __(312) 786-7572__
          (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
__Patrick Sexton__
__433 W Van Buren Street__
__Chicago, Il. 60607__

7. Provide the date that applicant's fiscal year ends: __December 31__

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): __11/01/07__ (b) State/Country of formation: __Delaware/United States of America__
(c) Statute under which applicant was organized: __General Corporation Law of the State of Delaware__

7 EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____04/21/26_____
          (MM/DD/YY)
By _____   [signature executed at 10:00 a.m. on 04/21/26]
          (Signature)
Subscribed and sworn before me this __21st__ day of __April__ , __2026__ by _____
                                                          (Month)   (Year)   (Notary Public)
My Commission expires __8-6-28__ County of __Cook__ State of __Illinois__

Cboe BZX Exchange. Inc.
(Name of Applicant)
__Laura Dickman, Associate General Counsel__
(Printed Name and Title)

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C – Amendment as of April 21, 2026

Summary of changes made to Exhibit C:

- For Cboe Bats, LLC, Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe BYX Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe BZX Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe C2 Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe EDGA Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe EDGX Exchange, Inc., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe Futures Exchange, LLC., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.
- For Cboe SEF, LLC., Stacie Fleming (Senior Vice President, Communications) has been removed as an Officer.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:		Title:	Commencement of Term Date:		
Andrew Bevers		Vice President, Head of Derivatives Account Coverage	02/10/26		
Kristin Boyd		Senior Vice President, Global Head of Derivative Sales and Distribution	02/10/26		
Kevin Carrai		Senior Vice President, Global Head of Market Data and Access Services	02/10/26		
Brittany Carter		Vice President, Corporate Strategy	02/10/26		
Cole Chmielewski		Vice President, Operations	02/10/26		

Bo Chung	Senior Vice President, Global Head of Sales and Index Licensing	02/10/26		
William Ciabattoni	Vice President, Product Management	02/10/26		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer	02/10/26		
Laura Dickman	Vice President, Associate General Counsel	02/10/26		
Craig Donohue	Chief Executive Officer and President	05/20/25 08/12/25 - Title Change 02/10/26		
Meaghan Dugan	Senior Vice President, Head of US Derivatives	03/01/25 10/21/25 - Title Change 02/10/26		
James Enstrom	Senior Vice President, Chief Audit Officer	02/10/26		
Angelo Evangelou	Senior Vice President, Public Policy	02/10/26		
Stephanie Foley	Executive Vice President, Chief Human Resources Officer	02/10/26		
Jennifer Fuentes	Senior Vice President, Chief Compliance Officer	03/01/25 – Change in Title 10/21/25 - Title Change 02/10/26		
Todd Furney	Senior Vice President, Chief Risk Officer	02/10/26		
Megan Goett	Senior Vice President, Chief Marketing Officer	02/10/26		
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	02/10/26		

Jill Griebenow	Executive Vice President, Chief Financial Officer , Treasurer	02/10/26		
Casie Harris	Vice President, Controller	02/10/26		
John Hiatt	Vice President, Cboe Labs	02/10/26		
Robert Hocking	Senior Vice President, Head of Product Innovation ---------------------------- Executive Vice President, Global Head of Derivatives	03/01/24 – 04/30/25 ------------------------- 02/10/26		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer	02/10/26		
Matthew Iwamaye	Vice President, Associate General Counsel, Equities	02/10/26		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients	02/10/26		
Scott Johnston	Executive Vice President	03/07/26		
JJ Kinahan	Senior Vice President, Head of Retail Expansion and Alternative Investment Products	02/10/26		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	02/10/26		
Stephanie Lara	Senior Vice President, Deputy Chief Regulatory Officer	02/10/26		
Benjamin Lawson	Vice President, Chief Information Security Officer	02/10/26		

Tim Lipscomb	Executive Vice President, Chief Technology Officer	03/01/25 – Change in Title 02/10/26		
Marc Magrini	Vice President, Administration	02/10/26		
Scott Manziano	Vice President, Sales Operations	02/10/26		
Sarah McDowell	Vice President, Chief Enforcement Counsel	02/10/26		
Brian McElligott	Senior Vice President, Head of Data Vantage	02/10/26		
Kathleen Mikulak	Vice President, Regulation	02/10/26		
Guy Miller	Senior Vice President, Chief Legal Officer – North American Securities	02/10/26		
Emily Mitchell	Senior Vice President, Tax	02/10/26		
Anthony Montesano	Vice President, Market Structure	02/10/26		
Jordan Newmark	Vice President, Associate General Counsel	02/10/26		
Dennis O'Callahan	Vice President, Cboe Labs	02/10/26		
Dan Overmyer	Vice President, Options Regulation	02/10/26		
Hemang Patel	Vice President, Project Management	02/10/26		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	02/10/26		
Stephanie Renner	Senior Vice President, Finance	02/10/26		
Patrick Sexton	Executive Vice President, General Counsel and Corporate Secretary	02/10/26		

Steven Sinclair	Vice President, Software Engineering	02/10/26		
Nicholas Still	Vice President, Data Protection Officer	02/10/26		
Oliver Sung	Senior Vice President, North American Cash Equities	03/01/25 – Change in Title 02/10/26		
Alexandra Szakats	Vice President, Cboe Options Institute	02/10/26		
Hatice Unal	Senior Vice President, Infrastructure	02/10/26		
Joacim Wiklander	President & CEO of Cboe Canada | Head of Global Listings	02/10/26		
Allen Wilkinson	Senior Vice President, Chief Accounting Officer	02/10/26		
Clinton Wolf	Vice President, Operations	02/10/26		
Omarr Woodhouse	Vice President, Operations Support Center	02/10/26		
Troy Yeazel	Senior Vice President, Global Operations	02/10/26		
Former Officers				
Name:				
Catherine Clay	Executive Vice President, Global Head of Derivatives	03/01/24		09/30/25
Gary Compton	Vice President, Communications	02/10/26		03/31/26
Stacie Fleming	Senior Vice President, Communications	02/10/26		04/20/26
Dave Howson	President	03/01/24		08/01/25

Chris Isaacson	Executive Vice President, Chief Operating Officer	02/10/26	03/06/26
Adam Inzirillo	Executive Vice President, Global Head of Data and Access Solutions	03/01/24	09/05/25
Eileen Smith	Senior Vice President, Data and Analytics	02/10/26	03/03/26
Natan Tiefenbrun	Senior Vice President, President North American and European Equities	7/17/24	02/11/26
Fredric Tomczyk	Chief Executive Officer	03/01/24	05/07/25

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors			
Name	Classification(s)	Last Appointment Date:	Termination Date:
Bruce Andrews	Director	09/12/25	
Gilbert Bassett	Director	09/12/25	
Craig Donohue	Director	08/12/25[1]	
Ananda Radhakrishnan	Director	09/12/25	
Miguel Rivera	Director	09/12/25	
David Roscoe	Director	09/12/25	
Hillary Sale	Director	09/12/25	
Scott Wagner	Director	09/12/25	

---

[1]   The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

Former Directors				
Name:		Title:	Appointment Date:	Termination/ Change Position Date:
Dave Howson		Director	08/13/24	08/01/25
Kevin Murphy		Director	08/13/24	11/13/25

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe